                                                                       EXHIBIT 1

                            VITROCRISA, S.A. DE C.V.

                            Financial Statements for the year ended
                            December 31, 1996 and Independent
                            Auditors' Report

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Vitrocrisa, S.A. de C.V.
Monterrey, N.L.

     We have audited the accompanying balance sheet of Vitrocrisa, S.A. de C.V. (a wholly-owned subsidiary of Vitro, Sociedad Anonima) as of December 31, 1996, and the related statements of operations, variations in stockholders' equity and changes in financial position for the year then ended, all expressed in thousands of constant Mexican pesos as of June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Mexico which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vitrocrisa, S.A. de C.V. as of December 31, 1996, and the results of its operations, variations in its stockholders' equity and changes in its financial position for the year ended at December 31, 1996, in conformity with accounting principles generally accepted in Mexico.

     Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for the year ended December 31, 1996 and the determination of stockholders' equity at December 31, 1996 to the extent summarized in note 15.

     The accompanying financial statements and the independent auditors' report have been translated into English language for the convenience of the reader.

/s/ Deloitte & Touche
Deloitte & Touche
Monterrey, N.L. Mexico
March 20, 1997.
(August 29, 1997 as to note 14.)

                            VITROCRISA, S.A. DE C.V.

                                 BALANCE SHEETS
           (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 1997)

                                                                  DECEMBER 31,        JUNE 30,
                                                                      1996              1997
                                                                  -------------     -------------
                                                                                     (UNAUDITED)
ASSETS
  Cash and cash equivalents.....................................  Ps     10,556     Ps      7,881
  Trade receivables, net of allowance for doubtful accounts of
     Ps 12,130, at December 31, 1996 and Ps 14,663 at June 30,
     1997 (unaudited)...........................................        190,360           186,328
  Other receivables.............................................          5,290             4,994
  Accounts receivable from affiliates...........................         12,802            22,608
  Notes receivable from affiliates..............................            493             9,630
  Inventories (note 3)..........................................        138,046           158,234
                                                                   ------------      ------------
          Current assets........................................        357,547           389,675
  Investment in shares..........................................          9,278             8,621
  Deferred income tax and deferred profit sharing to workers and
     other assets (note 4)......................................        108,423           104,592
  Land and buildings (note 5)...................................        302,133           298,222
  Machinery and equipment (note 5)..............................        696,253           648,471
  Construction in progress......................................            655             2,729
  Intangible seniority premiums and pension asset...............         13,796            12,696
  Amortizable expenses, net.....................................          4,589             2,613
                                                                   ------------      ------------
          Total assets..........................................  Ps  1,492,674      Ps 1,467,619
                                                                   ------------      ------------
LIABILITIES
  Current portion of long-term debt.............................  Ps      7,796     Ps      7,242
  Trade payables................................................         98,856           107,500
  Accounts payable to affiliates................................         32,571            25,460
  Notes payable to affiliates...................................        230,409           206,912
  Accrued expenses payable......................................         32,731            46,220
  Other current liabilities.....................................         22,523            24,667
                                                                   ------------      ------------
          Current liabilities...................................        424,886           418,001
                                                                   ------------      ------------
  Long-term debt (note 6).......................................        713,141           591,879
  Seniority premium and pension plans (note 7)..................         37,580            37,031
                                                                   ------------      ------------
          Long-term liabilities.................................        750,721           628,910
                                                                   ------------      ------------
          Total liabilities.....................................      1,175,607         1,046,911
                                                                   ------------      ------------
STOCKHOLDERS' EQUITY
  Capital stock: 166,682,900 shares issued and outstanding......      2,402,931         2,402,931
  Paid-in capital...............................................         63,757            63,757
  Shortfall in restatement of capital...........................     (1,700,678)       (1,721,430)
  Minimum pension liability adjustment..........................        (12,990)          (11,954)
  Accumulated losses............................................       (668,998)         (435,953)
  Net income for the period.....................................        233,045           123,357
                                                                   ------------      ------------
          Stockholders' equity..................................        317,067           420,708
                                                                   ------------      ------------
          Total liabilities and stockholders' equity............  Ps  1,492,674     Ps  1,467,619
                                                                   ------------      ------------

The accompanying notes are an integral part of these financial statements.

                          LIC. CARLOS TREVINO GONZALEZ
                            Administrative Director

                            LIC. CARLOS NAVARRO LEAL
                           Manager of Comptrollership

                            VITROCRISA, S.A. DE C.V.

                            STATEMENTS OF OPERATIONS
   (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 1997, EXCEPT PER SHARE
                                    AMOUNTS)

                                                                             SIX MONTHS ENDED
                                                        YEAR ENDED               JUNE 30,
                                                       DECEMBER 31,     --------------------------
                                                           1996            1997           1996
                                                       ------------     ----------     -----------
                                                                               (UNAUDITED)
Net sales............................................  Ps 1,326,707     Ps 657,410     Ps  654,793
Cost of sales........................................       857,398        392,798         425,038
General, administrative and selling expenses.........       234,456        119,048         119,342
                                                       ------------     -----------    -----------
  Operating income...................................       234,853        145,564         110,413
                                                       ------------     -----------    -----------
Interest expense.....................................       251,611         76,333         129,737
Interest income......................................         5,792          1,331           1,620
Exchange loss (income), net (note 8-c)...............        13,269          7,228         (23,378)
Gain from monetary position..........................      (273,956)       (70,774)       (166,472)
                                                       ------------     -----------    -----------
  Total financing cost...............................       (14,868)        11,456         (61,733)
                                                       ------------     -----------    -----------
  Income (loss) after financing......................       249,721        134,108         172,146
Severance payments...................................        18,000          3,838           4,773
Other income, net....................................         4,374            715              78
                                                       ------------     -----------    -----------
  Income before income tax, profit sharing to workers
     and extraordinary item..........................       236,095        130,985         167,451
Income and asset tax (note 11).......................        82,596         44,139          50,018
Workers' profit sharing..............................           756            398             358
                                                       ------------     -----------    -----------
  Income before extraordinary item...................       152,743         86,448         117,075
Extraordinary item (note 12).........................        80,302         36,909          50,437
                                                       ------------     -----------    -----------
  Net income.........................................  Ps   233,045     Ps 123,357     Ps  167,512
                                                       ------------     -----------    -----------
Earnings per common share (based on 166,682,900
  outstanding shares for all periods):
  Income before extraordinary item...................  Ps       .92     Ps     .52     Ps      .70
  Extraordinary item.................................           .48            .22             .30
                                                       ------------     -----------    -----------
  Net income.........................................  Ps      1.40     Ps     .74     Ps     1.00
                                                       ============     ===========    ===========

The accompanying notes are an integral part of these financial statements.

                            VITROCRISA, S.A. DE C.V.

                STATEMENTS OF VARIATIONS IN STOCKHOLDERS' EQUITY
           (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 1997)

                                                        MINIMUM
                                                        PENSION      SHORTFALL IN
                           CAPITAL        PAID-IN      LIABILITY      RESTATEMENT     ACCUMULATED        NET        STOCKHOLDERS'
                            STOCK         CAPITAL      ADJUSTMENT     OF CAPITAL        LOSSES         INCOME          EQUITY
                         ------------    ----------    ----------    -------------    -----------    -----------    -------------
Balance at December 31,
  1995.................  Ps 2,112,505    Ps  63,757    Ps(12,235)    Ps (1,264,515)   Ps(652,136)    Ps (101,646)    Ps  145,730
Appropriation of net
  loss from prior
  year.................                                                                 (101,646)        101,646
Merger.................       290,426                                     (371,558)       84,784                           3,652
Loss from non-monetary
  assets...............                                                    (64,605)                                      (64,605)
Minimum pension
  liability
  adjustment...........                                     (755)                                                           (755)
Net income.............                                                                                  233,045         233,045
                         ------------    -----------   -----------    ------------    -----------    -----------     -----------

Balance at December 31,
  1996.................  Ps 2,402,931    Ps  63,757    Ps(12,990)    Ps (1,700,678)   Ps(668,998)    Ps  233,045     Ps  317,067
Appropriation of net
  income from prior
  year.................                                                                  233,045        (233,045)
Loss from non-monetary
  assets...............                                                    (20,752)                                      (20,752)
Minimum pension
  liability
  adjustment...........                                    1,036                                                           1,036
Net income.............                                                                                  123,357         123,357
                         ------------    -----------   -----------    ------------    -----------    -----------     -----------

Balance at June 30,
  1997 (unaudited).....  Ps 2,402,931    Ps  63,757    Ps(11,954)    Ps (1,721,430)   Ps(435,953)    Ps  123,357     Ps  420,708

The accompanying notes are an integral part of these financial statements.

                            VITROCRISA, S.A. DE C.V.

                  STATEMENTS OF CHANGES IN FINANCIAL POSITION
           (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 1997)

                                                                              SIX MONTHS ENDED
                                                        YEAR ENDED                JUNE 30,
                                                       DECEMBER 31,     -----------------------------
                                                           1996             1997             1996
                                                       ------------     ------------     ------------
                                                                                 (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.........................................  Ps   233,045     Ps   123,357     Ps   167,512
  Add (deduct) non-cash items:
     Depreciation and amortization...................        90,906           35,518           44,581
     Provision for seniority premium and pension
       plans.........................................       (17,797)           1,588           (1,970)
     Deferred income tax and profit sharing to
       workers.......................................       (11,039)           3,528          (12,743)
                                                       -------------    -------------    -------------
                                                            295,115          163,991          197,380
  Increase (decrease) in trade payables..............        11,955            8,644           (7,215)
  Decrease (increase) in trade receivables...........        56,215           (5,774)          39,173
  Decrease (increase)in inventories..................        14,431          (19,633)          12,496
  Other current assets and liabilities, net..........       (56,203)            (319)         (86,155)
  Effect of merger in operating activities...........       (49,059)                          (49,059)
                                                       -------------    -------------    -------------
     Resources generated from operations.............       272,454          146,909          106,620
                                                       -------------    -------------    -------------
FINANCING ACTIVITIES:
Notes payable to banks...............................        21,864              182           15,242
Notes payable to affiliates short-term...............       (23,419)         (23,497)         (30,035)
Long-term loans......................................        55,230           73,534           18,401
Monetary effect on liabilities with financing cost...      (235,460)         (57,783)        (141,034)
Payment of short-term loans..........................      (114,430)            (113)         (17,644)
Payment of long-term loans...........................      (111,867)        (137,636)          (4,736)
Effect of merger in financing activities.............        72,047                            72,047
                                                       -------------    -------------    -------------
     Resources used in financing activities..........      (336,035)        (145,313)         (87,759)
                                                       -------------    -------------    -------------
INVESTMENT ACTIVITIES:
Investment in shares.................................        (3,952)
Sales of fixed assets................................        92,396               47               97
Investment in property, machinery and equipment......       (12,123)          (6,187)         (10,092)
Amortizable expenses.................................         1,532            1,869              (42)
Effect of merger in investment activities............        (9,321)                           (9,321)
                                                       -------------    -------------    -------------
     Resources generated (used in) investment
       activities....................................        68,532           (4,271)         (19,358)
                                                       -------------    -------------    -------------
     Net increase (decrease) in cash and cash
       equivalents...................................         4,951           (2,675)            (497)
  Cash and cash equivalents at beginning of period...         5,605           10,556            5,605
                                                       -------------    -------------    -------------
  Cash and cash equivalents at end of period.........  Ps    10,556     Ps     7,881     Ps     5,108
                                                       =============    =============    =============

The accompanying notes are an integral part of these financial statements.

                            VITROCRISA, S.A. DE C.V.

                         NOTES TO FINANCIAL STATEMENTS
    (INFORMATION FOR INTERIM PERIODS AND SUBSEQUENT TO DECEMBER 31, 1996 IS
                                   UNAUDITED)
           (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 1997)

1. ACTIVITIES OF THE COMPANY AND BASIS OF PRESENTATION:

  a) Activities of the Company

     Vitrocrisa, S.A. de C.V. (the "Company"), a wholly-owned subsidiary of Vitro, Sociedad Anonima, is a company whose activity is the manufacture and distribution of glass articles.

     At the extraordinary stockholders' meeting held on March 29, 1996 it was agreed to merge the Company with Proveedora del Hogar, S.A. de C.V. (merged company), which was also a wholly-owned subsidiary of Vitro, Sociedad Anonima and with Cristalerias Elefante, S.A. de C.V. (merged company). The Company assumed all the rights and obligations of the merged companies.

     On April 1, 1996 the Company consolidated the financial information of Proveedora del Hogar, S.A. de C.V. and Cristalerias Elefante, S.A. de C.V. using the purchase method.

     The main balances at March 31, 1996 of the merged companies were as follows:

                                                       TOTAL           TOTAL        STOCKHOLDERS'
                                                       ASSETS       LIABILITIES        EQUITY
                                                     ----------     -----------     -------------
    Proveedora del Hogar, S.A. de C.V..............  Ps 129,141     Ps  125,489       Ps  3,652
    Cristalerias Elefante, S.A. de C.V.............      14,478          20,721          (6,243)

  b) Basis of presentation

     The financial statements presented herein are expressed in Thousands of constant Mexican pesos as of June 30, 1997.

2. PRINCIPAL ACCOUNTING POLICIES:

  a) Accounting method for the treatment of the effects of inflation

     The financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in the Financial Information", as amended, issued by the Mexican Institute of Public Accountants
(IMCP), which recognizes the effects of inflation. The Third Amendment to Bulletin B-10, requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented. For that purpose, the company uses the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index: "INPC"), published by Banco de Mexico.

     Bulletin B-12 sets the rules related to the statement of changes in financial position. This statement presents the sources and uses of funds of changes in financial position during the period measured as the differences, in constant pesos, between the beginning and ending balances adjusted by the excess (shortfall) in restatement of capital. As regulated by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of funds generated from operations due to the fact they affect the purchasing power of the entity.

     The following is a description of the items that have been restated and of the methods used:

     - Inventories and cost of sales

          Inventories are valued at the price of the last purchase made during the period, or at standard cost, without exceeding the net realizable value. Cost of sales is determined by using the standard cost at the time of sale.

                            VITROCRISA, S.A. DE C.V.

     - Land, buildings, machinery and equipment

          Investments in land, buildings, machinery and equipment (collectively "fixed assets"), including expenditures for renewals and improvements which extend useful lives, are capitalized. Until December 31, 1996, fixed assets were restated at their current replacement cost as determined from appraisals performed by independent appraisers. In accordance with the Fifth Amendment to Bulletin B-10 issued by the IMCP, which is effective January 1, 1997, the Company restates (1) machinery and equipment from foreign origin by means of the index of inflation of the country of origin and translating to the corresponding exchange rate at the date of the valuation and (2) land, buildings, machinery and equipment of Mexican origin by means of factors derived from INPC.

          Depreciation is calculated using the straight-line method, taking into consideration the useful life of the asset, in order to depreciate the original cost and the revaluation. The depreciation begins in the month in which the asset comes into service. The useful lives of the assets are as follows:

                                                                                   YEARS
                                                                                  --------
    Buildings...................................................................        27
    Machinery and equipment.....................................................   4 to 14

     - Investment in shares

          The investment in shares in which the Company holds less than 10% of capital stock, are accounted for at their acquisition cost.

     - Amortizable expenses

          The balances of amortizable expenses, and the accumulated and period amortization are restated using INPC.

     - Insufficiency in restatement of capital

          This item, which is an element of stockholders' equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The accumulated effect of holding non-monetary assets represents the increase in the specific values of non-monetary assets in excess of or below the increase attributable to general inflation as measured by the INPC.

     - Restatement of capital stock and retained earnings

          Capital stock and retained earnings are restated using the INPC from the respective dates such capital was contributed or income generated to the date of the most recent balance sheet presented.

     - Exchange fluctuations

          Exchange gains or losses included in the cost of financing are calculated by translating monetary assets and liabilities denominated in foreign currencies at the exchange rate in effect at the end of each month.

     - Results due to monetary position

          The monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units represent a decreasing purchasing power as time goes by. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the income statement for the year as part of the total financing cost.

                            VITROCRISA, S.A. DE C.V.

  b) Maintenance expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period when they are incurred.

  c) Amortization of deferred charges

     Amortization is calculated using the straight-line method. The rates vary according to the type of amortizable expense.

  d) Seniority premiums, pension plans and severance payments

     Statutory seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered. Periodic costs are calculated in accordance with the accounting pronouncement Bulletin D-3, issued by the IMCP, and the actuarial computations were made by independent actuaries using estimates of the salaries that will be in effect at the time of payment. Personnel not yet eligible for seniority premiums are also taken into account, with any necessary adjustments made in accordance with the probability of their acquiring the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

     Severance payments are charged to expense in the year in which such payments are made.

  e) Income tax and profit sharing to workers

     Income tax and profit sharing to workers expense are computed in accordance with the partial liability method, as required by Mexican Accounting Bulletin D-4 issued by the IMCP, under which deferred taxes are provided for identifiable, non-recurring timing differences and that are expected to reverse over a definite period of time, at the tax rates in effect at the end of each period.

3. INVENTORIES:

     The breakdown is summarized as follows:

                                                                 DECEMBER 31,      JUNE 30,
                                                                     1996            1997
                                                                 ------------     -----------
                                                                                  (UNAUDITED)
    Finished products..........................................   Ps 117,623      Ps  132,819
    Raw materials..............................................        3,711            3,133
    Packaging materials........................................        2,677            3,262
                                                                  ----------       ----------
                                                                     124,011          139,214
    Spare parts................................................        4,631            4,310
    Refractory.................................................        9,404           14,710
                                                                  ----------       ----------
                                                                  Ps 138,046      Ps  158,234
                                                                  ==========       ==========

                            VITROCRISA, S.A. DE C.V.

4. DEFERRED INCOME TAX AND PROFIT SHARING TO WORKERS AND OTHER:

     The balances are summarized as follows:

                                                                 DECEMBER 31,      JUNE 30,
                                                                     1996            1997
                                                                 ------------     -----------
                                                                                  (UNAUDITED)
    Deferred income tax and profit sharing to workers..........   Ps 107,677      Ps  104,587
    Other......................................................          746                5
                                                                  ----------       ----------
                                                                  Ps 108,423      Ps  104,592
                                                                  ==========       ==========

5. LAND, BUILDINGS, MACHINERY AND EQUIPMENT:

     Land, buildings, machinery and equipment are summarized as follows:

                                                              DECEMBER 31,        JUNE 30,
                                                                  1996              1997
                                                              -------------     -------------
                                                                                 (UNAUDITED)
    Land....................................................  Ps     98,003     Ps     98,124
    Buildings...............................................        381,349           379,999
    Accumulated depreciation................................       (177,219)         (179,901)
                                                              -------------     -------------
                                                              Ps    302,133     Ps    298,222
                                                              =============     =============
    Machinery and equipment.................................      1,925,257         1,857,196
    Accumulated depreciation................................     (1,229,004)       (1,208,725)
                                                              -------------     -------------
                                                              Ps    696,253     Ps    648,471
                                                              =============     =============

6. LONG TERM DEBT:

     Long-term debt consists of the following notes payable to banks:

                                                                 DECEMBER 31,      JUNE 30,
                                                                     1996            1997
                                                                 ------------     -----------
                                                                                  (UNAUDITED)
    Unsecured guaranteed loan, in Mexican pesos, interbank
      equilibrium interest rate plus 2.32 points, principal
      payable in 1998..........................................   Ps 128,223      Ps   29,000
    Unsecured guaranteed loan in Mexican pesos, interest based on the unidades de inversion (UDIS) plus 10.5 points,
      principal payable in 2006................................       57,216           58,028
    Secured guaranteed loan in U.S. dollars, interest based on
      Libor plus 4.75 points...................................        3,898
    Unsecured guaranteed loan in U.S. dollars, interest based
      on Libor plus 4.0 points.................................       35,947           51,678
    Unsecured guaranteed loan in U.S. dollars, interest based
      on Libor plus 3.0 points.................................      487,857          453,173
                                                                  ----------       ----------
                                                                  Ps 713,141      Ps  591,879
                                                                  ==========       ==========

                            VITROCRISA, S.A. DE C.V.

     Maturity of long-term debt is as follows:

                                DECEMBER 31,
                                    1996
                                ------------
1998..........................   Ps 532,799
1999..........................       41,042
2000..........................       49,783
2001..........................       50,579
2002..........................        9,536
2003..........................        9,536
2004..........................        9,536
2005..........................        9,536
2006..........................          794
                                 ----------
                                 Ps 713,141
                                 ==========

     As of December 31, 1996, short-term bank loans in the amount of U.S. $57,000 thousands of dollars used to finance export sales of the Company have been reclassified as long-term debt, because the Company expects to obtain similar financing in the future to finance export sales. In addition, the Company has a committed long-term standby credit line with certain commercial banks available to finance such export sales.

     In some of the Company's long-term debt agreements certain restrictions and covenants are set forth that require the maintenance of various financial ratios.

7. SENIORITY PREMIUMS AND PENSION PLANS:

     As mentioned in note 2 d), disclosures required by Bulletin D-3 and a summary of data based on actuarial computations is given below:

                                                                              JUNE 30,
                                                      DECEMBER 31,     -----------------------
                                                          1996           1997          1996
                                                      ------------     ---------     ---------
                                                                             (UNAUDITED)
    Accumulated benefit obligation..................   Ps  37,580      Ps 37,031     Ps 49,820
    Projected benefit obligation....................       68,770         73,890        40,116
    Unrecognized transition obligation..............       15,964         21,084         9,312
    Unrecognized net (gain) or loss.................       23,556         28,676        13,741
    Projected net liability.........................       29,250         24,130        17,063
    Additional minimum liability....................        8,329         11,954         6,573
    Net periodic cost...............................       11,830          7,116         6,717
    Assumptions (nominal rates):
    Discount rate...................................           13%            13%        12.50%
    Compensation increase...........................            9%             9%         8.50%

                            VITROCRISA, S.A. DE C.V.

8. FOREIGN CURRENCY BALANCES AND OPERATIONS:

     a) Assets and liabilities denominated in foreign currency consist of the following:

                                            THOUSANDS OF DOLLARS                MEXICAN PESOS
                                        ----------------------------     ----------------------------
                                        DECEMBER 31,      JUNE 30,       DECEMBER 31,      JUNE 30,
                                            1996            1997             1996            1997
                                        ------------     -----------     ------------     -----------
                                                         (UNAUDITED)                      (UNAUDITED)
    Monetary assets...................    $  6,265         $ 8,694        Ps  53,624      Ps   69,121
    Fixed assets......................      45,711          44,834           391,239          356,449
    Monetary liabilities -- short
      term............................      34,174          33,736           292,492          268,216
    Inventories.......................       1,162           1,947             9,945           15,427
    Deferred charges..................         266             177             2,277            1,407
    Monetary liabilities -- long
      term............................      61,655          63,500           527,699          504,850

     b) Foreign operations during the year of 1996 and six months ended June 30, 1997 (unaudited) consisted of the following:

                                            THOUSANDS OF DOLLARS                MEXICAN PESOS
                                        ----------------------------     ----------------------------
                                        DECEMBER 31,      JUNE 30,       DECEMBER 31,      JUNE 30,
                                            1996            1997             1996            1997
                                        ------------     -----------     ------------     -----------
                                                         (UNAUDITED)                      (UNAUDITED)
    Exports...........................    $ 45,124         $26,607        Ps 372,264      Ps  209,826
    Imports...........................      12,761           7,122           105,819           56,420
    Interest expense net..............       9,001           4,433            74,756           34,999

     c) The exchange rates used for purposes of these financial statements were:
Ps 7.8765 per one U.S. dollar at December 31, 1996, Ps 7.9504 per one U.S. dollar at June 30, 1997 (unaudited) and Ps 7.5853 per one U.S. dollar at June 30, 1996 (unaudited). On March 20, 1997, the date of issuance of these financial statements, the exchange rate was Ps 7.9233 per one U.S. dollar.

9. STOCKHOLDERS' EQUITY:

     a) Capital stock of the Company is represented by 166,682,900 nominal common shares, with a par value of one peso each, divided into the following:

                                                 FIXED CAPITAL     VARIABLE CAPITAL        TOTAL
                                                 -------------     ----------------     -----------
    Series "A" shares..........................    5,985,000                              5,985,000
    Series "B" shares..........................                       156,533,000       156,533,000
    Series "B1" shares.........................                         4,164,900         4,164,900
                                                   ---------          -----------       -----------
                                                   5,985,000          160,697,900       166,682,900

     b) Stockholders' equity includes accrued profits and results from the restating of assets which, in case of distribution, will be subject, under certain circumstances, to the payment of income tax by the Company.

                            VITROCRISA, S.A. DE C.V.

10. UNAMORTIZED TAX LOSSES

     At December 31, 1996 the company had tax loss carry forwards in the amount of Ps 416,654 and asset tax to be recovered in the future in the amount of Ps 34,919. The income tax benefit resulting from their utilization will be recognized, in the period in which they are utilized. The maturities are as follows:

                               YEAR                           TAX LOSS           ASSET
                          OF EXPIRATION                    CARRY FORWARDS         TAX
          ----------------------------------------------   --------------      ---------
               1999.....................................                       Ps  4,924
               2000.....................................                           3,616
               2001.....................................                           4,924
               2002.....................................                           3,616
               2003.....................................                           4,924
               2004.....................................     Ps 338,417            3,616
               2005.....................................         78,237            3,255
               2006.....................................                           6,044
                                                             ----------        ---------
                                                             Ps 416,654        Ps 34,919
                                                             ==========        =========

11. INCOME AND ASSET TAX:

     a) The income and asset tax included in the results are:

                                                                          SIX MONTHS ENDED
                                                       YEAR ENDED             JUNE 30,
                                                      DECEMBER 31,     -----------------------
                                                          1996           1997          1996
                                                      ------------     ---------     ---------
                                                                             (UNAUDITED)
     Tax benefit that results from the utilization
       of tax loss carry forward....................   Ps  80,302      Ps 36,909     Ps 50,437
     Deferred tax:
       Provision of furnace repair..................       (5,430)          (622)       (2,393)
       Benefit from the future deduction of
          inventories held on December 31, 1986.....        2,572          1,657         1,217
     Tax on asset...................................        5,152          6,195           757
                                                        ---------      ---------     ---------
                                                       Ps  82,596      Ps 44,139     Ps 50,018
                                                        =========      =========     =========

     b) At December 31, 1996, there were Ps 138,046 of previously deducted inventories and Ps 37,580 of non-deductible provisions related to seniority premium payments for which no deferred taxes have been provided in accordance with generally accepted accounting principles.

                            VITROCRISA, S.A. DE C.V.

     c) The reconciliation between the company's effective income tax rate and the statutory income tax rate is as follows:

                                                                          SIX MONTHS ENDED
                                                          YEAR ENDED          JUNE 30,
                                                         DECEMBER 31,     -----------------
                                                             1996          1997       1996
                                                         ------------     ------     ------
                                                                             (UNAUDITED)
     Effective income tax rate.........................      34.98%        33.70%     29.87%
     Add (deduct) quantity corresponding to:
       Purchase deductions.............................      (1.04)         8.10        .64
       Difference between tax and financial accounting
          for depreciation.............................       (.74)         1.32       2.02
       Difference between tax and financial accounting
          for monetary gain............................       4.92          (.77)      3.14
       Others..........................................      (4.12)        (8.35)     (1.67)
                                                             -----         -----      -----
     Statutory income tax rate.........................         34%           34%        34%
                                                             =====         =====      =====

12. EXTRAORDINARY ITEM:

     For the year ended December 31, 1996 and the six months ended June 30, 1997 (unaudited) and June 30, 1996 (unaudited), the Company obtained a tax benefit from the utilization of tax loss carry forwards in the amount of Ps 80,302, Ps 36,909 and Ps 50,437, respectively.

13. BALANCES AND TRANSACTIONS WITH AFFILIATED COMPANIES:

     The main balances and transactions with affiliated companies (Vitro, Sociedad Anonima and its consolidated subsidiaries and associated companies) are as follows:

                                                                         SIX MONTHS ENDED
                                                     YEAR ENDED              JUNE 30,
                                                    DECEMBER 31,     -------------------------
                                                        1996            1997           1996
                                                    ------------     ----------     ----------
                                                                            (UNAUDITED)
     Cash.........................................   Ps   1,294
     Unsecured long-term loan payable.............       57,216      Ps  77,905     Ps  57,798
     Net sales....................................      260,006         102,610        148,345
     Other income.................................        2,689           7,628         21,362
     Purchases....................................       25,494           5,401          9,207
     Operating expenses...........................       25,985          14,215         12,344
     Interest expenses............................        4,846          19,670        (24,096)

14. SUBSEQUENT EVENTS:

     On August 29, 1997, a series of definitive agreements were executed with Libbey Inc. ("Libbey"), pursuant to which Libbey became a 49% joint venture partner in the Company with Vitro, Sociedad Anonima, retaining a 51% interest.

15. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES:

     The Company's statements are prepared in accordance with Mexican GAAP, which vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP).

                            VITROCRISA, S.A. DE C.V.

     The principal differences between Mexican GAAP and U.S. GAAP and their effects on net income and total stockholders' equity are presented below with an explanation of the adjustments:

RECONCILIATION OF NET INCOME

                                                                          SIX MONTHS ENDED
                                                       YEAR ENDED             JUNE 30,
                                                      DECEMBER 31,   ---------------------------
                                                          1996           1997           1996
                                                      ------------   ------------   ------------
                                                                             (UNAUDITED)
     Net income under Mexican GAAP..................  Ps   233,045    Ps 123,357    Ps   167,512
     U.S. GAAP adjustments for:
       Effects of inflationary accounting...........      (127,383)      (33,194)       (134,348)
       Deferred income taxes........................       (17,630)      (23,599)         (7,594)
       Deferred employees' profit sharing...........        28,120         1,608          24,417
       Effects of merger............................        (7,406)                       (7,406)
                                                       -----------   -----------     -----------
     Net income under U.S. GAAP.....................  Ps   108,746    Ps  68,172    Ps    42,581
                                                       ===========   ===========     ===========

     Adjustments for pension costs and accrued vacation cost were not material individually or in the aggregate, for any of the periods presented.

RECONCILIATION OF STOCKHOLDERS' EQUITY

                                                                YEAR ENDED    SIX MONTHS ENDED
                                                               DECEMBER 31,       JUNE 30,
                                                                   1996             1997
                                                               ------------   -----------------
                                                                                 (UNAUDITED)
     Total stockholders' equity reported under Mexican
       GAAP..................................................  Ps   317,068      Ps  420,708
     U.S. GAAP adjustments for:
       Effects of inflationary accounting....................      (778,084)        (791,561)
       Deferred income tax...................................       207,901          184,302
       Deferred employees' profit sharing....................        42,279           43,887
                                                                -----------      -----------
          Stockholders' equity under U.S. GAAP...............  Ps  (210,836)     Ps (142,664)
                                                                ===========      ===========

Adjustments for pension costs and accrued vacation cost were not material individually or in the aggregate, for any of the periods presented.

  a) Effects of inflationary accounting

     A significant difference between Mexican and U.S. GAAP relates to the formal adoption in Mexico of inflationary accounting, which mitigates the effects of inflation on financial information. Under Mexican GAAP, all basic financial statements (including those of prior years) and related notes are presented in pesos of purchasing power at the end of the latest period presented. Inventories and fixed assets are valued at replacement cost or are restated by applying INPC growth factors. Stockholders' equity components are restated by applying INPC growth factors from the date on which the component was contributed or generated.

  b) Deferred Income Tax:

     Under Mexican GAAP, deferred taxes are provided only for identifiable, nonrecurring timing differences which are expected to reverse over a definite period of time. For U.S. GAAP purpose, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

     Under SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases. Deferred

                            VITROCRISA, S.A. DE C.V.

tax assets are also recognized for the estimated future effects of tax loss carry forwards. Deferred tax assets are reduced by any tax benefits that are not expected to be realized.

     The significant components of the deferred tax assets and liabilities for purposes of U.S. GAAP reconciliation are as follows:

                                                                 DECEMBER 31,      JUNE 30,
                                                                     1996            1997
                                                                 ------------     ----------
                                                                                  (UNAUDITED)
     DEFERRED TAX ASSETS
     Noncurrent assets:
       Reserves................................................   Ps  18,680      Ps  22,490
       Tax loss carry forwards.................................      141,728         113,906
       Inventories.............................................       19,128          12,271
       Seniority premium and pension plans.....................        3,377           4,210
       Tax on assets...........................................       34,919          38,359
       Fixed assets............................................       35,063          37,962
       Other...................................................        1,194           1,380
                                                                     -------         -------
       Total deferred tax assets...............................   Ps 254,089      Ps 230,578
                                                                     =======         =======

  c) Deferred employees' profit sharing

     The Company calculates a deferred employees' profit sharing liability for U.S. GAAP purposes based on temporary differences between the financial reporting bases and employees' profit sharing bases of assets. Under U.S. GAAP, employee profit sharing expense would be considered as a component of operating expenses.

     The significant components of the deferred employees' profit sharing for purposes of U.S. GAAP reconciliation are as follows:

                                                                  DECEMBER 31,     JUNE 30,
                                                                      1996           1997
                                                                  ------------     ---------
                                                                                   (UNAUDITED)
     Inventories................................................   Ps   5,626      Ps  3,609
     Exchange fluctuation.......................................       43,961         45,307
     Reserves...................................................        5,494          6,614
     Fixed assets...............................................       (5,986)        (5,290)
     Seniority premium and pension plan.........................          993          1,238
     Other......................................................          352            405
                                                                   ----------      ----------
     Net deferred profit sharing assets.........................   Ps  50,440      Ps 51,883
                                                                   ==========      ==========

  d) Effects of merge

     For U.S. GAAP purposes the business combination of Proveedora del Hogar, S.A. de C.V. was accounted for as an enterprise under common control similar to a pooling of interest and the financial information is consolidated as of January 1, 1996.

  e) Other Differences and Supplemental U.S. GAAP Disclosures

     1) Extraordinary Items. -- Mexican GAAP requires that utilization of tax loss carry forwards be classified as extraordinary items in the statement of operations, whereas U.S. GAAP requires the benefit from utilization of tax loss carry forwards to be classified as a component of income tax expense attributable to continuing operations. The benefits from utilization of tax loss carry forwards were Ps 80,302 for the

                            VITROCRISA, S.A. DE C.V.

        year ended December 31, 1996 and Ps 36,909 (unaudited) and Ps 50,437 (unaudited) for the six months ended June 30, 1997 and 1996, respectively.

     2) Post-retirement Benefits -- Under U.S. GAAP, Statement of financial Accounting Standards No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions" (SFAS 106) requires accrual of post-retirement benefits other than pensions (such as health care benefits) during the years an employee provides services. The Company does not and is not required to provide post-retirement benefits.

     3) Pension Disclosures. -- The Company maintains pension plans and seniority premium plans. The Company adopted Bulletin D-3 issued by the IMCP, the accounting treatment for pensions set forth in this Bulletin are substantially the same as those set forth in Statement of Financial Accounting Standards No. 87 "Employer's Accounting For Pensions" (SFAS
        87). The company records the pensions cost determined by actuarial computations, as described in notes 2(d) and 7. The differences between principles applied by the Company under Mexican GAAP and requirements of SFAS No. 87 are not material.

     For purposes of determining pension cost and seniority premium under U.S. GAAP the Company applies SFAS 87. The disclosures under SFAS 87 for the Company are presented below.

     Pension and seniority premium costs are summarized below:

                                                                                   SIX MONTHS ENDED
                                                                 YEAR ENDED            JUNE 30,
                                                                DECEMBER 31,     ---------------------
                                                                    1996           1997         1996
                                                                ------------     --------     --------
                                                                                      (UNAUDITED)
      Service costs...........................................   Ps   1,966      Ps 2,103     Ps 1,147
      Interest cost...........................................        7,999         3,018        4,666
      Net amortization and deferral...........................        1,865         1,995          904
                                                                  ---------      --------     --------
      Net period pension cost.................................   Ps  11,830      Ps 7,116     Ps 6,717
                                                                  =========      ========     ========

     4) Supplement Cash flow Information Required by U.S. GAAP

                                                                          SIX MONTHS ENDED
                                                     DECEMBER 31,     ------------------------
                                                         1996           1997           1996
                                                     ------------     ---------     ----------
                                                                            (UNAUDITED)
    Net cash provided by operating activities
      reflects net cash payments of interest and
      income taxes as follows:
    Interest.......................................   Ps 200,518      Ps 46,586     Ps 110,390
    Income taxes, net..............................        4,506          4,064          1,418

     For the year ended December 31, 1996 and the six months ended June 30, 1997 (unaudited) and June 30, 1996 (unaudited), the Company's statement of changes in financial position includes under the caption of "Resources generated from operations" the exchange loss (income) occurred during such periods in the amount of Ps 13,269, Ps 7,228 and Ps (23,378) respectively, before taxes.

     For the year ended December 31, 1996 and the six months ended June 30, 1997 (unaudited) and June 30, 1996 (unaudited), the Company's statement of changes in financial position includes under the caption of "Resources generated from operations" the monetary gain which occurred during such periods in the amount of Ps 273,956, Ps 70,774 and Ps 166,472, respectively. This monetary gain includes the monetary gain of current monetary assets and current monetary liabilities which occurred during such periods in the amounts of Ps 38,496,

                            VITROCRISA, S.A. DE C.V.

Ps 12,991 and Ps 25,438, respectively. These amounts are already included in resources generated from operations as a change in current assets and current liabilities.

     For the year ended December 31, 1996 and the six months ended June 30, 1997 (unaudited) and June 30, 1996 (unaudited), the Company's statement of changes in financial position includes under the caption of "Resources used in financing activities" the restatement to constant pesos of current and long-term debt which occurred during such periods in the amount of Ps 235,460, Ps 57,783 and Ps 141,034, respectively. The line item in the statement of changes in financial position for this concept is "Monetary effect on liabilities with financing cost".

     The company considers all highly liquid short-term investments with original maturity of ninety days or less, consisting primarily of Mexican Government treasury bonds and money market instruments to be classified as cash equivalents.

     5) Fair value of financial instruments -- Statement of Financial Accounting Standards No. 107. "Disclosures about Fair Value of Financial Instruments" requires disclosure of the estimated fair values of certain financial instruments. The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amount of the Company's financial instruments approximate their estimated fair values.

     The fair value information presented herein is based on information available to management as of December 31, 1996. Although management is not aware of any factors that would significantly affect the estimated fair valued amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly form the amounts presented herein.

     6) Earnings Per Common share in Accordance with U.S. GAAP -- Earnings per share in accordance with US GAAP are based on the weighted average number of common shares outstanding during each period. Primary earnings per share are based upon, 166,682,900 shares for the year ended December 31, 1996 and the six months ended June 30, 1997 (unaudited) and 1996 (unaudited). Earnings per common share computed in accordance with US. GAAP are presented below:

                                                                             SIX MONTHS ENDED
                                                            DECEMBER 31,     -----------------
                                                                1996          1997       1996
                                                            ------------     ------     ------
                                                                                (UNAUDITED)
    Earnings per common share (pesos).....................     Ps .65        Ps .41     Ps .25

                                   * * * * *